January 30, 2014

VIA EDGAR

Mr. William H. Thompson
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Hibbett Sports, Inc., File No.: 0-20969
Comment Letter dated January 27, 2014

Dear Mr. Thompson:

This letter follows up on our call on Monday.  On behalf of Hibbett Sports, Inc., I have requested and you have granted an extension of time for responding to the staff’s comment letter of January 27, 2014, in connection the above-referenced matter.  As we discussed, you have granted an extension until Friday, February 24, 2014.

If you have any questions or concerns about this matter in the meantime, please do not hesitate to give me a call.

Very truly yours,

/s/ David M. Benck

David M. Benck
Vice President & General Counsel

cc:	Jeffry O. Rosenthal
Chief Executive Officer, Hibbett Sports, Inc.

Hibbett Sporting Goods, Inc. · 2700 Milan Court, Birmingham, AL 35211 · Ph 205.942.4292 · Fax 205.912.7290